UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Pharsight Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

71721Q101 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71721Q101	13G	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WPG VC Fund Adviser, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5.    SOLE VOTING POWER

                0

  6.    SHARED VOTING POWER

                1,223,242 shares of which 534,679 shares are held by WPG Enterprise

Fund III, L.L.C., 611,376 shares are held by WPG Venture Associates IV, L.L.C., and 77,187 shares are held by WPG Venture Associates IV, Cayman, L.P.WPG VC Fund Adviser, LLC is the general partner of WPG Enterprise Fund III, L.L.C., WPG Venture Associates IV, L.L.C. and WPG Venture Associates IV, Cayman, L.P.

  7.    SOLE DISPOSITIVE POWER

                0

  8.    SHARED DISPOSITIVE POWER

                1,223,242 shares of which 534,679 shares are held by WPG Enterprise

Fund III, L.L.C., 611,376 shares are held by WPG Venture Associates IV, L.L.C., and 77,187 shares are held by WPG Venture Associates IV, Cayman, L.P.WPG VC Fund Adviser, LLC is the general partner of WPG Enterprise Fund III, L.L.C., WPG Venture Associates IV, L.L.C. and WPG Venture Associates IV, Cayman, L.P.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,223,242
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%*
12.	TYPE OF REPORTING PERSON (See Instructions) CO

*	Calculated based on 19,444,751 shares of Pharsight Coporation common stock outstanding as of November 11, 2005, as reported on its quarterly report on Form 10-Q for the quarter ended September 30, 2005.

CUSIP No. 71721Q101	13G	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WPG Enterprise Fund III, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 534,679 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 534,679

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 534,679
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.7%*
12.	TYPE OF REPORTING PERSON (See Instructions) CO

*	Calculated based on 19,444,751 shares of Pharsight Coporation common stock outstanding as of November 11, 2005, as reported on its quarterly report on Form 10-Q for the quarter ended September 30, 2005.

CUSIP No. 71721Q101	13G	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WPG Venture Associates IV, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 611,376 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 611,376

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 611,376
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.1%*
12.	TYPE OF REPORTING PERSON (See Instructions) CO

*	Calculated based on 19,444,751 shares of Pharsight Coporation common stock outstanding as of November 11, 2005, as reported on its quarterly report on Form 10-Q for the quarter ended September 30, 2005.

CUSIP No. 71721Q101	13G	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WPG Venture Associates IV, Cayman, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 77,187 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 77,187

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,187
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4%*
12.	TYPE OF REPORTING PERSON (See Instructions) PN

*	Calculated based on 19,444,751 shares of Pharsight Coporation common stock outstanding as of November 11, 2005, as reported on its quarterly report on Form 10-Q for the quarter ended September 30, 2005.

CUSIP No. 71721Q101	13G	Page 6 of 9 Pages

Item 1	(a).	Name of Issuer:

Pharsight Corporation

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

800 West El Camino Real, Suite 200; Mountain View, CA 94040

Item 2	(a).	Name of Persons Filing:

WPG VC Fund Adviser, L.L.C.; WPG Enterprise Fund III, L.L.C.; WPG Venture Associates IV, L.L.C.; and WPG Venture Associates IV Cayman, L.P.

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the filing persons is 2200 Sand Hill Road, Menlo Park, CA 94025.

Item 2	(c).	Citizenship:

WPG Enterprise Fund III, L.L.C., WPG Venture Associates IV, L.L.C. and WPG VC Fund Adviser, L.L.C. are Limited Liability Companies, organized under the laws of the State of New York. WPG Venture Associates IV, Cayman, L.P. is a limited partnership, organized under the laws of the State of New York.

Item 2	(d).	Title of Class of Securities:

Common Stock

Item 2	(e).	CUSIP Number:

71721Q101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C.78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 71721Q101	13G	Page 7 of 9 Pages

Item 4.	Ownership.

See rows 5-11 of cover pages hereto.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Not Applicable

CUSIP No. 71721Q101	13G	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. I hereby agree that this statement shall be filed jointly on behalf of each of the undersigned pursuant to the Joint Filing Agreement attached hereto as Exhibit 1.

Dated: February 13, 2006

WPG VC FUND ADVISER, L.L.C.

By:	/S/ GILL COGAN
Name:	Gill Cogan
Title:	Member

WPG ENTERPRISE FUND III, L.L.C.

By:	/S/ GILL COGAN
Name:	Gill Cogan
Title:	Member

WPG VENTURE ASSOCIATES IV, L.L.C.

By:	/S/ GILL COGAN
Name:	Gill Cogan
Title:	Member

WPG VENTURE ASSOCIATES IV CAYMAN, L.P.

By:	/S/ GILL COGAN
Name:	Gill Cogan
Title:	Member